Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

Six
Months
Ended
6/30/2012
Income before income tax provision and cumulative effect of change in accounting principle	$173.8
(Income) loss recognized on less than fifty percent owned persons	(4.2)
Noncontrolling interest in the income of subsidiary with fixed charges	(4.4)

$165.2

Fixed Charges:
Interest expense	$37.0
Portion of rents deemed to be interest	4.0
Capitalized interest	10.1
Amortization of debt expense	1.7

Fixed charges excluding capitalized interest	52.8
Earnings adjustments:
Capitalized interest	(10.1)

Earnings, as adjusted	$207.9

Ratio of earnings to fixed charges	3.9